UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement.

The information set forth under 'Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers' in this Current Report on Form 6-K is incorporated by reference herein

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 25, 2025, Vision Marine Technologies Corp, a wholly owned subsidiary incorporated in the State of Delaware of Vision Marine Technologies Inc. (the "Company") entered into an executive employment agreement (the "Employment Agreement") with Alexandre Mongeon, the Company's Chief Executive Officer ("CEO"), effective as of September 25, 2025. The Employment Agreement renews Mr. Mongeon's employment as CEO for a five-year term ending September 24, 2030, unless terminated earlier. Pursuant to the Employment Agreement, Mr. Mongeon was granted (i) an annual base salary of US$600,000, subject to annual review; (ii) a one-time issuance of 285,000 common shares of the Company as a bonus for completing the Nautical Ventures acquisition and relocating to the State of Florida; (iii) eligibility for cash bonuses up to US$750,000 and up to 500,000 common shares of the Company upon achieving specified “market cap milestones” (US$15 million, US$25 million, and US$35 million, maintained for 10 consecutive trading days (the “Milestones”)); (iv) a discretionary annual bonus target of 50% of base salary (maximum 100%); (v) six weeks of paid vacation; (vi) a one-time US$20,000 relocation payment, monthly housing allowance of US$12,000, and monthly car allowance of US$2,000; and (vii) severance, including 12 months' base salary upon termination without cause or for good reason, with enhanced severance (two times base salary) upon a change in control. The Employment Agreement includes standard non-competition, non-solicitation, and confidentiality obligations. The Employment Agreement was approved by the Compensation Committee of the board of directors of the Company (the “Board”) on September 23, 2025.

Concurrently, the Company entered into a restricted share unit agreement (the "RSU Agreement") with Mr. Mongeon, granting 500,000 restricted share units ("RSUs") that gradually vest upon achieving the Milestones (150,000 at US$15 million, 150,000 at US$25 million, and 200,000 at US$35 million). The RSUs are governed by the Company's Restricted Share Unit Plan (the "RSU Plan"), and was adopted by the Board of Directors on September 12, 2025. The RSU Plan limits issuances to 10% of the Company's issued and outstanding common shares (subject to other security-based compensation plans) and restricts any Company participant from receiving more than 70% of available common shares in any 12-month period, unless disinterested shareholder approval is obtained and the Company intends to seek such approval at its next annual general meeting. The RSU Agreement and RSU Plan were also approved by the Compensation Committee of the Board.

These arrangements align management incentives with shareholder value creation and are material compensatory plans for a named executive officer.

The foregoing descriptions of the Employment Agreement and RSU Agreement are not complete and are qualified in their entirety by references to the full text of the form of the Employment Agreement and RSU Agreement which are filed as Exhibit 10.1, and Exhibit 10.2, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

Other Events.

On September 26, 2025, we issued a press release announcing the renewal of the Executive Employment Agreement with Alexandre Mongeon as Chief Executive Officer, the entry into the RSU Agreement granting 500,000 RSUs, and the adoption of the RSU Plan.

General

The information contained in this report on Form 6-K of the Company, except for the press release furnished herewith as Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Executive Employment Agreement, dated September 25, 2025 between the Company and Mr. Alexandre Mongeon

10.2	Restricted Share Unit Agreement, dated September 25, 2025 between the Company and Mr. Alexandre Mongeon

10.3	Restricted Share Unit Plan, adopted on September 12, 2025

99.1	Press Release, dated September 26, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: September 26, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer